SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 5)


                          Farmer Brothers Co.
                           (Name of Issuer)

                      Common Stock, par value $1
                    (Title of Class of Securities)


                             307675108
                           (CUSIP Number)


                            David Winters
                    Franklin Mutual Advisers, LLC
                     51 John F. Kennedy Parkway
                    Short Hills, New Jersey 07078
                           973.912.2177

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           April 29, 2003
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, LLC


2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    See Item 3

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    184,757 (See Item 5)


8. SHARED VOTING POWER


9. SOLE DISPOSITIVE POWER

    184,757 (See Item 5)


10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    184,757 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    9.6% (See Item 5)


14. TYPE OF REPORTING PERSON IA




This Amendment No. 5 (this "Amendment") amends and supplements the Schedule 13D filed on November 21, 2000 of the Reporting Persons, as amended by Amendment No. 1 thereto, filed on April 18, 2002, Amendment No. 2 thereto, filed on June 27, 2002, Amendment No. 3 thereto, filed July 30, 2002, and Amendment No. 4 thereto, filed September 19, 2002 with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Farmer Brothers Co., a California corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 5 (a) and (b) of the Schedule 13D is hereby amended in its entirety as follows:

Item 5.  Interest in Securities of the Issuer

(a-b) One or more of FMA's advisory clients is the owner of 184,688 shares of the Common Stock. Investment advisory contracts with FMA's advisory clients grant to FMA sole voting and investment discretion over the securities owned by its advisory clients. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the "1934 Act"), the beneficial owner of 184,757 shares, representing approximately 9.6% of the outstanding shares of Common Stock.

FMA is an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI, and from all other investment advisor subsidiaries of FRI (FRI, its affiliates and investment advisor subsidiaries other than FMA are collectively referred to herein as "FRI affiliates"). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates are each reporting the securities over which they hold investment and voting power separately from each other.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. However, FMA exercises voting and investment powers on behalf of its advisory clients independently of FRI, the Principal Shareholders, and their respective affiliates. Consequently, beneficial ownership of the securities being reported by FMA is not attributed to FRI, the Principal Shareholders, and their respective affiliates other than FMA. FMA disclaims any economic interest or beneficial ownership in any of the securities covered by this statement.

Furthermore, FRI, the Principal Shareholders, and their respective affiliates including FMA, are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.


Item 7 is amended by adding the following:

Item 7. Materials to be filed as Exhibits

Exhibit F: April 29, 2003 Letter from Franklin Mutual Advisers, LLC to John E. Simmons and Roy E. Farmer




After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


April 29, 2003


Franklin Mutual Advisers, LLC


By: Franklin/Templeton Distributors, Inc.
    Its Managing Member




/s/Leslie M. Kratter
LESLIE M. KRATTER

Secretary


EXHIBIT F
[FRANKLIN MUTUAL ADVISERS, LLC LETTERHEAD]








April 29, 2003



VIA FACSIMILE TO 310.787.5376


John E. Simmons
Treasurer and Secretary

Roy E. Farmer
President/CEO/COO

Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502

cc:     Roy F. Farmer
Chairman

John H. Merrell
John M. Anglin
Guenter W. Berger
Lewis A. Coffman
Directors


Re:     Farmer Bros. Co. (the "Company")


Dear Mr. Simmons and Farmer:

        Confirming our discussion today, please be advised that if the Company were to make an offer available equally to all of its public shareholders to purchase shares of the Company at a price range in the low $400's per share, either in the form of cash or securities which are readily marketable at that value, we would commit to accept such offer on behalf of our advisory clients for all shares beneficially owned by such clients.

        As discussed, a low $400's amount is in the median estimate for a lowest price in the April 7, 2003 "Survey Report: Ranges of Valuation Estimates" of the Forum for Shareholders of Farmer Bros. Co. Based upon this survey, we believe that this price would be acceptable to shareholders of the Company and that it would allow the Company's retention of sufficient surplus funds to satisfy any reasonable contingency requirements. (We assume that you have received a copy of the Forum's Survey Report, which is publicly available on the Forum's web site at www.shareholderforum.com.)

Please understand that this communication is without prejudice to any assertion or estimate by FMA of the Company's valuation in any other context.

We appreciate the opportunity to discuss this issue with you and we look forward to hearing from you and the remainder of the Company's board.

Sincerely,

Franklin Mutual Advisers, LLC




By:
Name: David Winters
Title: President